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VanEck Merk Gold Trust
A Trick-or-Treat Month for Gold in October
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VanEck®

Gold Monthly Commentary

A Trick-or-Treat Month for Gold in October

By Joe Foster, Portfolio Manager/Strategist

Key Takeaways

- Concerns over market volatility, China trade, and politics in Italy helped restore safe haven appeal, leading to a 1.9% gain for both bullion and gold stocks.
- The treat of gold's early month gains due to market volatility was only a trick as gold retreated later in October.
- Mounting risks continue to put the focus on a possible looming financial crisis.
- 2018 is poised to be another strong year for gold purchasing by central banks.

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Investing in Gold with VanEck

VanEck International Investors Gold Fund (INIVX)
An actively managed portfolio with a 50 year track record of investing in gold mining companies. Geologist Joe Foster has been a part of the investment team since 1996.

VanEck Vectors® Gold Miners ETF (GDX®) and VanEck Vectors® Junior Gold Miners ETF (GDXJ®) offer convenient and cost-effective access to gold mining companies.

VanEck Merk® Gold Trust (OUNZ) offers investors exposure to gold with the ability to take physical delivery of gold if desired.

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For Financial Professional Use Only. Not for Distribution to the Public.

Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction, nor is it intended as investment, tax, financial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction.

Please note that the information herein represents the opinion of the portfolio manager and these opinions may change at any time and from time to time. Not intended to be a forecast of future events, a guarantee of future results or investment advice. Historical performance is not indicative of future results; current data may differ from data quoted. Current market conditions may not continue. Non-VanEck proprietary information contained herein has been obtained from sources believed to be reliable, but is not guaranteed. No part of this material may be reproduced in any form, or referred to in any other publication, without express written permission of VanEck.

Any indices listed are unmanaged indices and include the reinvestment of all dividends, but do not reflect the payment of transaction costs, advisory fees or expenses that are associated with an investment in a Fund. Certain indices may take into account withholding taxes. An index's performance is not illustrative of a Fund's performance. Indices are not securities in which investments can be made.

About VanEck International Investors Gold Fund (INIVX): You can lose money by investing in the Fund. Any investment in the Fund should be part of an overall investment program, not a complete program. The Fund is subject to the risks associated with concentrating its assets in the gold industry, which can be significantly affected by international economic, monetary and political developments. The

Fund's overall portfolio may decline in value due to developments specific to the gold industry. The Fund's investments in foreign securities involve risks related to adverse political and economic developments unique to a country or a region, currency fluctuations or controls, and the possibility of arbitrary action by foreign governments, or political, economic or social instability. The Fund is subject to risks associated with investments in Canadian issuers, commodities and commodity-linked derivatives, commodities and commodity-linked derivatives tax, gold-mining industry, derivatives, emerging market securities, foreign currency transactions, foreign securities, other investment companies, management, market, non-diversification, operational, regulatory, small- and medium-capitalization companies and subsidiary risks.

About VanEck Vectors® Gold Miners ETF (GDX®) and VanEck Vectors® Junior Gold Miners ETF (GDXJ®): An investment in the Funds may be subject to risks which include, among others, investing in gold and silver mining companies, Canadian issuers, foreign securities, foreign currency, depositary receipts, small- and medium-capitalization companies, equity securities, market, operational, index tracking, authorized participant concentration, no guarantee of active trading market, trading issues, passive management risk, fund shares trading, premium/discount risk and liquidity of fund shares, non-diversified and concentration risks, all of which may adversely affect the Funds. Foreign investments are subject to risks, which include changes in economic and political conditions, foreign currency fluctuations, changes in foreign regulations, and changes in currency exchange rates which may negatively impact the Funds' return. Small- and medium-capitalization companies may be subject to elevated risks. The Funds' assets may be concentrated in a particular sector and may be subject to more risk than investments in a diverse group of sectors.

About VanEck Merk® Gold Trust: This material must be preceded or accompanied by a prospectus for the VanEck Merk Gold Trust (the "Trust"). Before investing, you should carefully consider the Trust's investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which may be obtained by visiting vaneck.com/ounz or calling 800.826.2333. Please read the prospectus carefully before you invest.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns. The sponsor of the VanEck Merk Gold Trust is Merk Investments LLC (the "Sponsor"). Van Eck Securities Corporation and Foreside Fund Services, LLC, provide marketing services to the Trust.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of trust shares relates directly to the value of the gold held by the Trust (less its expenses) and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The

price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Fund shares are not individually redeemable and will be issued and redeemed at their NAV only through certain authorized broker-dealers in large, specified blocks of shares called "creation units" and otherwise can be bought and sold only through exchange trading. Shares may trade at a premium or discount to their NAV in the secondary market. You will incur brokerage expenses when trading Fund shares in the secondary market. Past performance is no guarantee of future results. Returns for actual Fund investments may differ from what is shown because of differences in timing, the amount invested, and fees and expenses.

Diversification does not assure a profit or protect against loss.

Please call 800.826.2333 or visit vaneck.com for performance information current to the most recent month end and for a free prospectus and summary prospectus. An investor should consider a Fund's investment objective, risks, charges and expenses carefully before investing. The prospectus and summary prospectus contain this and other information. Please read the prospectus and summary prospectus carefully before investing.

Van Eck Securities Corporation, Distributor

666 Third Avenue

New York, NY 10017

800.826.2333

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